700 West 47th Street, Suite 1000 Kansas City, MO 64112 (816) 753-1000 Facsimile: (816) 753-1536 www.polsinelli.com
Marc Salle (816) 360-4137 msalle@polsinelli.com

November 5, 2009

VIA E-MAIL AND EDGAR
livingstonj@sec.gov
lama@sec.gov

Jessica Livingston, Esq. Staff Attorney Alicia Lam, Esq. Staff Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

RE:	Freedom Financial Group, Inc.
Amendment No. 1 to Schedule 14A
Amendment to Response Letter filed November 4, 2009
Filed October 22, 2009
File No. 000-51286

Dear Ms. Livingston and Ms. Lam:

As we discussed during our telephone conference on November 5, 2009, this letter is provided as a supplement to amend our response to Item 10 of your comments to the above referenced filing as provided in our letter to you dated November 4, 2009.

Opinion of ValuCorp International, Inc., page 54

10.
We note that ValuCorp relied on data from June 30, 2009.  However, we note that the principal balances of each receivable category is fluid.  Please address whether there have been any material changes to the principal balances of each receivable category since June 30, 2009.

The Company has disclosed in “Purchase Price and Terms of the Proposed FIFS Transaction” that the table on page 51 shows the difference in the principal balances of various categories between June 30 and August 31, 2009.  Also, since FFG is no longer buying receivables, the normal amortization of principal balances as a result of the application of borrowers’ payments will result in a reduction in the principal balance within each receivables category.  The Company has advised us that there have been no material changes in the receivables balances since August 31, 2009 (with the exception of collections received which have all gone to pay down the loan).

Kansas City   St. Louis   Chicago   Denver   Phoenix   Washington, DC   New York   Wilmington, DE

Jessica Livingston, Esq.
November 5, 2009

As we have discussed, the Company must make the proxy statement available to stockholders by no later than Monday, November 9 in order to provide 20 days notice of the meeting to the stockholders as required by law.  Accordingly, the Company would be most grateful if you could advise us by the close of business on Thursday, November 5, whether you have any further comments on the proxy statement and will consent to the Company filing a final proxy statement.  If we do not receive your consent to file the final proxy statement by the close of business on Thursday, November 5, the Company will be required to move the date of the stockholder meeting and the mailing date in order to satisfy its obligation to provide sufficient notice to its stockholders.  The Company must obtain stockholder approval before the Asset Sale is closed and must close the Asset Sale in order to pay off the ReMark Loan by the expiration of the forbearance period.  Your sensitivity to and accommodation of these exigencies is greatly appreciated.

Thank you very much.  Please contact Amy Abrams, 816.572.4654, aabrams@polsinelli.com, or me at 816.360.4137, msalle@polsinelli.com, with any questions or further comments.

Sincerely,

/s/ Marc Salle
Marc Salle

MAS:lld
Enc.
cc:	Jerry Fenstermaker
Kevin Maxwell
Thomas J. O’Neal, Esq.
Jacob W. Bayer, Jr., Esq.
Amy C. Hornbeck Abrams, Esq.